

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2025

George E. Zweier
Chief Financial Officer
BRT Apartments Corp.
60 Cutter Mill Road
Great Neck, NY 11021

      Re: BRT Apartments Corp.
           Form 10-K for the year ended December 31, 2024
           File No. 001-07172

Dear George E. Zweier:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction